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SEC FILE NUMBER
8-67169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/21 (MM/DD/YY) AND ENDING 09/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SageTrader, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

465 California Street, Suite #838
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charles Mark Bold (Name) 415-850-5822 (Area Code – Telephone Number) Mark.Bold@sagetrader.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mazars USA LLP
(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301 (Address) Woodbury (City) NY (State) 11797 (Zip Code)

October 8, 2003 (Date of Registration with PCAOB)(if applicable) 339 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Charles Mark Bold, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SageTrader, LLC, as of September 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NAYLAND STUART
Notary Public - State of Utah
Comm. No. 723841
My Commission Expires on
Mar 29, 2026

Signature:

Title:
CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SAGETRADER, LLC

STATEMENT OF FINANCIAL CONDTION

September 30, 2022

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Directors and Members of
SageTrader, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SageTrader, LLC, (the "Company"), as of September 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2022.

Mazars USA LLP

Woodbury, NY
December 22, 2022

SAGETRADER, LLC
Statement of Financial Condition
September 30, 2022

Assets

Cash and cash equivalents	$	1,534,964
Deposits with clearing brokers		821,605
Reimbursed expenses receivable from customers		104,948
Referral fees and other receivables		279,034
Note receivable, officer		50,000
Prepaid expenses, deposits and other		9,973
Total assets	$	2,800,524

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	516,921
Member's equity		2,283,603
Total liabilities and member’s equity	$	2,800,524

See Accompanying Notes to Financial Statement

SAGETRADER, LLC
Notes to the Financial Statements
September 30, 2022

1. Business and Summary of Significant Accounting Policies

SageTrader, LLC (the "Company") is a Delaware Limited Liability Company formed in 2003. The Company was a wholly-owned subsidiary of Sage Brokerage Holdings, LLC ("SBH" or the "Parent"), a Delaware Limited Liability Company through March 30, 2022.

On March 31, 2022 Sage Brokerage Holdings, LLC-the 100% owner and parent of SageTrader, LLC entered into a purchase and sale agreement wherein Bogert Investments, LLC ("Bogert") acquired a 20% equity interest in SageTrader, LLC on March 31, 2022 with the remaining 80% equity interest to be acquired from Sage Brokerage Holdings, LLC when the Financial Industry Regulatory Association ("FINRA") approves the Bogert Investments, LLC acquisition.

The FINRA Rule 1017 application for the Bogert acquisition was submitted on July 13th, 2022 and was still pending as of September 30, 2022.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of: FINRA, the CBOE Exchanges; (BZX, BYX, EDGA, EDGX), NYSE ARCA, and, Nasdaq.

As of September 30, 2021, the Company had two (2) correspondent clearing relationships with: (1) Lek Securities Corp. ("LEK") and (2) Electronic Transaction Clearing. Inc. ("ETC") doing business as ApexPro (collectively the "Clearing Brokers"). Effective in July 2022 LEK was required to cease operations and that clearing relationship was terminated. In August 2022 a new clearing relationship was established with Clear Street, LLC ("Clear Street"). The ETC relationship continues to facilitate introduced customers with securities custodial and clearing services. The clearing relationship with Clear Street is a direct relationship with the Company to support its execution and net trading business. No customers are introduced to Clear Street.

In December 2019, the Company entered into Commission Sharing Agreements ("CSA") with Precision Securities, LLC ("Precision") and Clear Street, (collectively, the "CSA Parties"), whereby the Company agreed to refer, at the discretion of its individual customers and the discretion of the CSA Parties, its introduced customers to Precision and execution customers to Clear Street respectively. Precision and Clear Street are under common control. These Agreements expire on October 1, 2022.

Cash and cash equivalents

Cash consists of cash on deposit and money market accounts with commercial banks which, at times, may exceed federally insured limits. Cash equivalents are "short-term, highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates". The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Revenue from Contracts with Customers

Revenue from Contracts with Customers ("ASC Topic 606") requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company generates and recognizes revenue from: 1) introduced customer commissions and stock loan and locate overrides, 2) execution commission revenues from its customers, including net profit from riskless principal transactions; 3) referral fees earned from the CSA Parties and, 4) Interest income from customers and interest paid on excess cash held in a money market account.

Introducing commission revenue is generated by the Company as a non-carrying introducing broker dealer from introducing the customers' trades to other clearing brokers. The Company establishes the commission rate with the customer and ultimately sets the price and records commissions on a gross basis. In general, the commissions are charged to customers on the trade date by the clearing brokers. The Company also establishes relationships for short stock locates for which it charges the customer a fee.

Execution commission revenue come from commissions charged to customers for orders directed to the Company for execution through broker-dealers with whom it has relationships and on the exchanges to which it is a member. The Company establishes the execution rate with the customer and passes through any exchange fee

Riskless principal transactions generate commission equivalent revenues when the Company executed limit orders directed by customers at or better than the customer's limit price while simultaneously finding the other side of the customer order in the market as a principal trade. The Company makes a small amount on the difference in the pricing of the trades but the customer is not charged an execution commission or any exchange fees on the transaction.

Commission revenues and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counter party and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because it is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and reward of ownership has been transferred to/from the customers.

Referral fee revenue is generated pursuant to CSA whereby the Company agreed to refer, at the discretion of its individual client and the discretion of the CSA Parties, its introduced customers and execution customers, respectively. Under CSA, the CSA Parties have contractually committed to paying the Company a percentage of the net revenue generated from the transferred customers through September 2022, with payments calculated quarterly. The Company records referral fees as reported by the CSA Parties. Quarterly CSA payments are paid 45 days after the close of the quarter and for Q3 2022, that date is November 15th.

Referral Fees and other Receivables as of October 1, 2021 were $525,199 versus $279,034 as of September 30, 2022. Reimbursed expenses receivables from customers as of October 1, 2021 were $40,447 versus $104,948 as of September 30, 2022,

Interest revenue from customers is the difference between what the clearing brokers charges the Company on aggregated customer balances and the amount charged to the customers and is settled by the clearing broker at the end of the month.

Recently Adopted Accounting Pronouncement

In June 2016, the Financial Accounting Standard Board (the "FASB") issued ASU No. 2016-13, Financial Instruments- Credit Losses (Topic 326) - Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). ASU 2016-13 replaces the "incurred loss" credit losses framework with a new accounting standard that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts.

Accounts Receivable

The Company's receivables include: reimbursed expenses receivable from customers, which represents costs invoiced to the customers; receivable due from other broker-dealers; and referral fees receivables accrued under CSA.

The Company's accounts receivable are carried at cost less the allowance for credit losses. Accounts receivables are generally due after the credit period as per agreement and are collected within 30 days of the month end in which they are posted, except for CSA receivables which are paid 45 days after posting.

Account balances outstanding longer than the contractual payment terms are considered past due. The credit risk associated with receivables is that any customers with which it conducts business is unable to fulfill contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with receivables is not significant until it is past due based on the contractual arrangement and expectation of collection in accordance with industry standards. Management monitors the credit risk of customers, including historical experience, current conditions, reasonable assurance and supportable forecasts to determine expected credit loss. All accounts receivable as of September 30, 2022 have been subsequently received as of the report date, and the Company has not recorded the allowance from credit losses.

Accounting for Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a disregarded entity for income tax purposes and its income is included in the Parent's income tax return through March 30, 2022. With a new member starting after March 30, 2022, the Company will be taxed as a partnership, and provide each partner with a K-1 for their share of the new income. Each partner will be responsible for their portion of the income tax as reflected in the K-1. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

SAGETRADER, LLC
Notes to the Financial Statements
September 30, 2022

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and judgments that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Revenue Concentration
During the year ending September 30, 2022, the Company maintained one large execution customer, several broker-dealer execution accounts and one introduced customer account. In July 2022 LEK, one of the Company's clearing brokers, ceased operations resulting in the loss of this customer.

Revenues from the remaining introduced and broker-dealer accounts are sufficient to cover the Company's reduced operating expense. Upon the completion of the purchase and sale agreement with Bogert, the new owner intends to initiate a marketing campaign to increase the Company's introduced customer and broker-dealer execution client base.

3. Net Capital Requirements
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. On September 30, 2022, the Company had net capital of $1,828,072 after deductions for non-allowable assets. Net capital was $1,793,611 in excess of its required net capital of $34,461. The Company's aggregate indebtedness to net capital ratio was 0.28 to 1.

4. Clearing Firm Security Deposits
As of September 30, 2022 the Company had required clearing firm Security deposits of $550,00; $500,000 at APEX and $50,000 at Clear Street. These amounts are included in Deposits with clearing brokers on the Statement of Financial Condition.

5. Indemnification
The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

6. Occupancy

On December 10, 2019, the Company entered into a month-to-month office sharing agreement with the Parent for the office in San Francisco.

7. Related Party Transactions

Eight (8) Individuals who have member interests in the Parent provided consulting services to the Company for the year ended September 30, 2021.

An investor with a non-controlling interest in the Parent is also a principal in two other entities which have a controlling interest in Precision and Clear Street. The investor has no controlling interest in the Parent nor the Company.

As part of an extension to the Chief Compliance Officers employment agreement with the Company, effective May 12, 2022 the Company loaned to the officer $50,000 subject to a Promissory Note with a maturity date of June 1, 2024. The promissory note bears interest at 1.875% per annum If the officer continues service with the Company the note will be forgiven beginning in increments in fiscal year 2023 and will be fully forgiven at maturity date.

8. Negotiated Regulatory Settlements

Regulatory Matter 1

In July 2022 the Company accepted and finalized its settlement with FINRA involving alleged failure by the Company to reasonably supervise for potential manipulative trading on its trading platform and was subject to a fine of $775,000. In December 2021, the Company recorded a retroactive accrual for this amount and reflected it on its September 30, 2021 Statement of Financial Condition. As a result, the Company fell below its minimum net capital requirement for the period October 31, 2021 through November 15, 2021, at which point the Company collected an outstanding receivable and was back in compliance. Upon discovery the Company made the required notification under 17a-11. In addition, the parent company made a capital contribution which further increased its excess net capital.

Regulatory Matter 2

In August 2022 the Company negotiated with FINRA to resolve enforcement issues relating to failure to establish and implement Anti-money laundering policies and practices for $100,000. The Company accrued this settlement amount and it is included in accounts payable and accrued expenses on the Statement of Financial Condition as of September 30, 2022, however, a letter of acceptance, waiver and consent has not been executed nor has the settlement been paid as of the date of this report.

Regulatory Matter 3

The Company had received notice from FINRA in connection with an enforcement action related to a failure to comply with Regulation SHO by erroneously marking the principal sell order as long when executing a trade for a customer on a net trade basis and failing to obtain a locate for the short sales. This matter remains pending at September 30, 2022

9. Subsequent events

On December 5, 2022 the Company received regulatory approval from FINRA subject to Rule 1017 for the Sale of the remaining 80% of SageTrader, LLC to Bogert Investments, LLC. The sale will become effective as of December 31, 2022.

On December 9, 2022, the Company and FINRA agreed to settle Regulatory Matter 3 related to failure to comply with Regulation SHO for $175,000, The Company accrued the settlement amount and it is included in accounts payable and accrued expenses on the Statement of Financial Condition as of September 30, 2022.